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SECU[barcode: 06009318]MISSION



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2006 WASH. D.C. 209

SEC FILE NUMBER
8-21373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2005___ AND ENDING ___12/31/2005___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli & Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Corporate Center

(No. and Street)

Rye (City)   **NY** (State)   **10580-1422** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Sell, Jr.

(Area Code – Telephone No.)   **(914) 921-5156**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 1 7 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Richard C. Sell, Jr._____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

__Gabelli & Company, Inc._____, as

of __December 31,_____, __2005_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Controller/Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION
Gabelli & Company, Inc.
(SEC No. 8-21373)

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Gabelli & Company, Inc.

Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Gabelli & Company, Inc.

We have audited the accompanying statement of financial condition of Gabelli & Company, Inc. (the "Company") as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. at December 31, 2005, in conformity with accepted accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

A Member Practice of Ernst & Young Global

Gabelli & Company, Inc.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$ 2,575,149
Investments in securities	22,286,642
Distribution fees receivable	1,979,869
Fixed assets, net of accumulated depreciation and amortization of $909,127	52,609
Receivables from affiliates	830,924
Receivables from brokers	429,161
Prepaid expenses	157,503
Other assets	1,623,086
Total assets	$ 29,934,943

Liabilities and stockholder's equity

Compensation payable	$ 558,098
Distribution costs payable	4,183,130
Income taxes payable to parent (including deferred tax liabilities of $276,448)	172,289
Payables to affiliates	560,450
Accrued expenses and other liabilities	833,792
Total liabilities	6,307,759
Stockholder's equity	23,627,184
Total liabilities and stockholder's equity	$ 29,934,943

See accompanying notes.

Gabelli & Company, Inc.

Notes to Statement of Financial Condition

December 31, 2005

A. Organization

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of GAMCO Investors, Inc. ("GBL") (formerly known as Gabelli Asset Management Inc.). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company generally classifies money market mutual funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Receivables from Brokers

Amounts receivable from brokers arise from the purchases and sales of securities. The receivable from brokers also includes commissions receivable.

Investments in Securities

Investments in securities, consisting primarily of common stocks, U.S. government obligations and mutual funds, are stated at quoted market values. All securities transactions are recorded on a trade date basis.

Gabelli & Company, Inc.

Notes to Statement of Financial Condition (continued)

B. Significant Accounting Policies (continued)

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Gabelli mutual funds (the "Funds") sold without a front-end sales charge are capitalized and amortized over periods not exceeding 8 years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received. At December 31, 2005, there was $1,208,084 included in other assets for deferred sales commissions.

Distribution Fees and Distribution Costs

Distribution plan fees are accrued for during the period in which they are earned. Distribution costs are accrued as they are incurred.

Depreciation

Fixed assets are recorded at cost and are depreciated using the straight-line method over their respective useful lives.

Fair Values of Financial Instruments

The carrying amounts of all assets and liabilities, other than fixed assets, in the statement of financial condition approximate their fair values.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Gabelli & Company, Inc.

Notes to Statement of Financial Condition (continued)

C. Related Party Transactions

At December 31, 2005, the Company had aggregate investments of $16,187,007 in certain mutual funds and trusts advised by Gabelli Funds, LLC and Gabelli Advisers, Inc. which are affiliates of the Company. This included $2,475,587 invested in the Gabelli U.S. Treasury Money Market Fund which is recorded in cash and cash equivalents in the statement of financial condition. Investments in other Gabelli mutual funds and trusts totaled $13,711,420 and are included in investments in securities.

The Company serves as the principal distributor for mutual funds advised by Gabelli Funds, LLC and Gabelli Advisers, Inc. In connection with its role as principle distributor, the Company recorded distribution fees receivable of $1,979,869 at December 31, 2005.

At December 31, 2005, the receivables from affiliates consisted of compensation and administrative expenses paid by the Company on behalf of affiliates and the payables to affiliates primarily consisted of monthly management fee and taxes paid by GBL on behalf of the Company.

D. Investments in Securities

Investments in securities are recorded at quoted market value and consist of the following at December 31, 2005:

Mutual funds	$ 13,774,405
Common stocks	269,683
U.S. government obligations	7,931,014
Other	311,540
Total	$ 22,286,642

Certain investments in securities are pledged to the clearing brokers on terms which permit those parties to sell or repledge the securities to others subject to certain limitations.

E. Retirement Plans

The Company participates in an incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

During 2005, the Company's other plan, a qualified contributory employee profit sharing plan, was terminated and the proceeds were distributed to the plan participants. The Company made no contribution to this qualified contributory employee profit sharing plan for 2005.

F. Income Taxes

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109"). Under FAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company is included in the consolidated U.S. Federal, State, and Local income tax return of GBL. Pursuant to an agreement with GBL, the Company's Federal, State, and Local income tax provision is equivalent to the total amount the Company would have recorded for such taxes had the Company filed on a stand-alone basis.

Deferred income taxes relate primarily to the amortization of deferred sales charge, and other timing differences in the recognition of income and expenses for tax and financial reporting purposes.

G. Guarantees

As described in Note A, the Company has agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, the total amount of customer balances subject to such indemnification (i.e., margin debits) was immaterial. In accordance with applicable NYSE rules, customer balances are

typically collateralized by customer securities or supported by other types of recourse provisions.

H. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be $250,000. These requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital, as defined, of $16,450,373, exceeding the requirement by $16,200,373.